On April 30, 2003, the Trust and
nineteen other defendants reached
an agreement with Mopex, Inc. to
completely conclude both a patent
infringement suit and state law
claim by way of a dismissal and
settlement agreement with no money
to be paid by the Trust or any of
the other defendants to Mopex, Inc.
The Trust had been named as a
defendant in a complaint filed by
Mopex, Inc. in the U.S. District
Court for the Northern District of
Illinois.  Mopex, Inc.s complaint
listed twenty defendants including
the Trust, its investment adviser,
principal underwriter and administrator
as well as other exchange-traded funds,
service providers, and the Chicago
Stock Exchange, Inc.  Mopex, Inc.
alleged that the defendants infringed
a patent it holds in unspecified ways
resulting from their participation in
the sale of certain exchange-traded
funds.  Mopex, Inc. had also filed
state law claims in Illinois alleging
a conspiracy by the defendants to
infringe the Mopex, Inc. patent.